Exhibit 99.1

Triple Flag Provides Update on Combination with Maverix

TORONTO--(BUSINESS WIRE)--January 12, 2023--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) is pleased to provide an update on its previously announced acquisition of Maverix Metals Inc. (“Maverix”) by way of a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”).

As reported by Maverix earlier today, the resolution approving the Arrangement was approved by 98.378% of the votes cast by Maverix shareholders present (virtually) or represented by proxy and entitled to vote at a special meeting of Maverix shareholders conducted today (the “Meeting”) and by 98.336% of the votes cast by Maverix shareholders present (virtually) or represented by proxy and entitled to vote at the Meeting, excluding the votes cast by certain persons required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. Votes at the Meeting were taken by poll online, and proxies were received by Maverix prior to the Meeting.

Triple Flag also reports that the Canadian Competition Bureau has issued a “no action” letter clearing the Arrangement under Canadian competition law. As well, the waiting period in respect of the filing under the U.S. Hart-Scott-Rodino Antitrust Act Improvements Act of 1976, as amended, has expired.

The completion of the Arrangement is subject to final approval of the Arrangement by the Ontario Superior Court of Justice (Commercial List) and the satisfaction or waiver of the other customary conditions to completion of the Arrangement. Triple Flag and Maverix are working towards an expeditious closing of the Arrangement slated to occur prior to the end of January. Following the closing, Maverix shareholders will receive their elected form of consideration, subject to applicable proration.

Details regarding the terms and conditions of the Arrangement are set out in Maverix’s management information circular, which is available under Maverix’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Triple Flag

Triple Flag is a pure play, gold-focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 81 assets, including 9 streams and 72 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 15 producing mines and 66 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release include, but are not limited to, statements with respect to the completion of the Arrangement (including the timing for and receipt of all remaining conditions precedent thereof). In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our annual information form as filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Contacts

Inquiries:

Investor Relations:
James Dendle
Vice President, Evaluations & Investor Relations
Tel: +1 (416) 304-9770
Email: ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk